UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Sierra Wireless, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

826516106

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,810,671*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,810,671*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,671*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,463,212 additional Common Shares.

2

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,810,671*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,810,671*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,671*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

OO

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,463,212 additional Common Shares.

3

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,810,671*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,810,671*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,671*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,463,212 additional Common Shares.

4

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,810,671*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,810,671*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,671*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

OO

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,463,212 additional Common Shares.

5

CUSIP No. 826516106

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,810,671*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,810,671*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,671*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN

* Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 1,463,212 additional Common Shares.

6

CUSIP No. 826516106

 The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,810,671 Shares beneficially owned by Lion Point is approximately $14,778,939, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Lion Point has undertaken the transactions reported in this Amendment No. 2 to effectuate a rebalancing of Lion Point’s portfolio in light of the significant appreciation in the Issuer’s stock price since the Reporting Persons’ investment was made in the Issuer in March 2020. The transactions were entered into for portfolio and capital management reasons and not due to any change in Lion Point’s thesis. The Reporting Persons believe the Shares remain significantly undervalued and intend to remain significant shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,332,950 Shares outstanding, as of May 12, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 13, 2022.

A.	Lion Point
(a)	As of the close of business on June 7, 2022, Lion Point beneficially owned 1,810,671 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 1,810,671
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,810,671
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 1,810,671 Shares owned by Lion Point.

7

CUSIP No. 826516106

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 1,810,671
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,810,671
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 1,810,671 Shares owned by Lion Point.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 1,810,671
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,810,671
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 1,810,671 Shares owned by Lion Point.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 1,810,671
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,810,671
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cederholm
(a)	Mr. Cederholm, as a Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and as a Managing Member of Lion Point Holdings GP, may be deemed the beneficial owner of the 1,810,671 Shares owned by Lion Point.
8

CUSIP No. 826516106

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,810,671
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,810,671

(c)	Mr. Cederholm has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	On June 6, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Lion Point has entered into certain cash-settled equity swap agreements with an unaffiliated third party financial institution (the “Swap Agreements”). Collectively, the Swap Agreements held by the Reporting Persons represent economic exposure to an aggregate of 1,463,212 notional Shares, representing approximately 3.8% of the outstanding Shares.

The Swap Agreements provide Lion Point with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Lion Point has economic exposure to an aggregate of 3,273,883 Shares, representing approximately 8.5% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

9

CUSIP No. 826516106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

/s/ Didric Cederholm
Didric Cederholm

10

CUSIP No. 826516106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LION POINT MASTER, LP

Sale of Common Shares	(200,000)	24.0600	06/06/2022
Purchase of Equity Swap	200,000	24.0600	06/06/2022